Mail Stop 6010

April 25, 2008

Mr. Timothy P. V. Mammen
Vice President and Chief Financial Officer
50 Old Webster Road
Oxford, Massachusetts 01540

      Re: **IPG Photonics Corporation**
                  Form 10-K for the year ended December 31, 2007
                  Filed March 13, 2008
                  File No. 001-33155

Dear Mr. Mammen:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Angela Crane
                      Accounting Branch Chief